GURU.CLUB LLC

Limited Liability Company Agreement

Effective as of January 1, 2018

GURU.CLUB LLC

Limited Liability Company Agreement

This Limited Liability Company Agreement (this "Agreement") is effective as of January 1, 2018, by and among GURU.CLUB LLC, a Massachusetts limited liability company (the "LLC" or the "Company"), the Persons identified as the Members on Schedule A attached hereto (such Persons and their respective transferees and other Persons admitted to the LLC following the Effective Date being hereinafter referred to individually as a "Member" or collectively as the "Members). Capitalized terms used herein and not otherwise defined shall have the meanings set forth on Exhibit A attached hereto.

WHEREAS, the Company was formed on August 26, 2017 under the name of "The Conduit Network, LLC" in accordance with the Act in order to conduct the business(es) described herein; and

WHEREAS, the Members desire to adopt this Agreement to confirm the issuance of Units by the Company, the governance of the Company, the conduct of the business and affairs of the Company, and to specify the relative rights and obligations of the Members.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1. ORGANIZATION AND POWERS

1.1. ORGANIZATION.

The LLC has been formed by the filing of its Certificate of Formation (as the same may be amended, the "Certificate") with the Massachusetts Secretary of State on August 26, 2017 pursuant to the Massachusetts Limited Liability Company Act (Mass. Gen. Laws Ch. 156C, § 1, et seq.) (as amended from time to time, the "Act"), which Certificate was amended by the filing of a Certificate of Amendment with the Massachusetts Secretary of State on January 10, 2018 to effect a change of its name. The registered agent and registered office of the LLC in Massachusetts shall be c/o Marathas Barrow Weatherhead Lent LLP, One Financial Center, 15th Floor, Boston, MA 02111. The Certificate of Formation may be amended and/or restated with the approval of the Board of Directors of the LLC (the "Board"), as provided in the Act. The filing of the original Certificate and the amended Certificate is hereby ratified and confirmed and the Person filing such Certificate is hereby designated as an authorized Person within the meaning of the Act to execute, deliver and file the Certificate.

1.2. NAME.

The name of the LLC is "Guru.Club LLC". The business of the LLC may be conducted under that name or, upon compliance with applicable laws, any other name that the Board deems appropriate. The Board shall file, or shall cause to be filed, any fictitious name certificates and similar filings, and any amendments thereto, that the Board considers appropriate.

1.3. PURPOSES AND POWERS.

The LLC shall have authority to engage in any other lawful business, purpose or activity permitted by the Act, and it shall possess and may exercise all of the powers and privileges granted by the Act or which may be exercised by any Person, together with any powers incidental thereto, so far as such powers or privileges are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the LLC, including, without limitation, the following powers:

(a)   to conduct its business and operations in any state, territory or possession of the United States or in any foreign country or jurisdiction;

(b)   to purchase, receive, take, lease or otherwise acquire, own, hold, improve, maintain, use or otherwise deal in and with, sell, convey, lease, exchange, transfer or otherwise dispose of, mortgage, pledge, encumber or create a security interest in all or any of its real or personal property, or any interest therein, wherever situated;

(c)   to borrow or lend money or obtain or extend credit and other financial accommodations, to invest and reinvest its funds in any type of security or obligation of or interest in any public, private or governmental entity, and to give and receive interests in real and personal property as security for the payment of funds so borrowed, loaned or invested;

(d)   to make contracts, including contracts of insurance, incur liabilities and give guaranties, whether or not such guaranties are in furtherance of the business and purposes of the LLC, including without limitation, guaranties of obligations of other Persons who are interested in the LLC or in whom the LLC has an interest;

(e)   to appoint one or more managers of the LLC, to employ individuals, to engage consultants, representatives and agents and other Persons, to fix the compensation and define the duties and obligations of such personnel, to establish and carry out retirement, incentive and benefit plans for such personnel, and to indemnify such personnel to the extent permitted by this Agreement and the Act; and

(f)   to institute, prosecute, and defend any legal action or arbitration proceeding involving the LLC, and to pay, adjust, compromise, settle, or refer to arbitration any claim by or against the LLC or any of its assets.

1.4.   PRINCIPAL PLACE OF BUSINESS.

The principal office and place of business of the LLC shall be 142 Jericho Rd, Scituate, Massachusetts, MA 02066. The Company may change the principal office or place of business of the LLC at any time and may cause the LLC to establish other offices or places of business in various jurisdictions and appoint agents for service of process in such jurisdictions.

1.5.   FISCAL YEAR.

The fiscal year of the LLC shall be the calendar year or such other fiscal year as may be designated by the Board (the "Fiscal Year") and the tax year of the LLC shall be the calendar year unless otherwise required under the Internal Revenue Code of 1986, as amended (the "Code").

1.6.   QUALIFICATION IN OTHER JURISDICTIONS.

The Board shall cause the LLC to be qualified or registered under applicable laws of any jurisdiction in which the LLC transacts business and shall be authorized to execute, deliver and file any certificates and documents necessary to effect such qualification or registration, including, without limitation, the appointment of agents for service of process in such jurisdictions.

1.7.   NO STATE-LAW PARTNERSHIP.

The Members intend that the LLC not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member by virtue of this Agreement, for any purposes other than as expressly set forth in this Agreement, and neither this Agreement nor any document entered into by the LLC or any Member shall be construed to suggest otherwise. The Members intend that the LLC be treated as a partnership for federal and, if applicable, state or local income tax purposes, and the LLC and each Member shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

2. MEMBERS AND UNITS

2.1. MEMBERS.

The Members of the LLC and their addresses shall be listed on Schedule A and said schedule shall be amended from time to time to reflect the withdrawal of Members and the admission of additional or new Members pursuant to this Agreement. The Members shall constitute a single class or group of members of the LLC for all purposes of the Act, unless otherwise explicitly provided herein. The LLC shall notify the Members of changes in Schedule A which shall constitute the record list of the Members for all purposes of this Agreement and the LLC shall provide a copy of Schedule A to any Member upon request.

2.2. UNITS.

(a) General. The Members shall have no ownership interest in the LLC other than the interest conferred by this Agreement, subject to the limitations set forth herein. Every Member by virtue of having become a Member, shall be held to have expressly assented and agreed to the terms hereof and to have become a party hereto. Ownership of a Unit shall not entitle a Member to any title in or to the whole or any part of the property of the LLC or right to call for a partition or division of the same or for an accounting.

(b) Initial Designation of Units. Each Member's interest in the LLC shall be reflected by such Member's class and number of Units (as defined below). The LLC is initially authorized to issue one class of units (collectively, the "Units") which shall represent an interest in the Company, shall be designated as a "Unit" and shall be entitled to the distributions provided for in Article 8.

(c) Capital Contribution; Units. Each Member has made (or has deemed to have made) the capital contributions set forth opposite his, her or its name on Schedule A attached hereto (each, a "Capital Contribution"). Schedule A shall set forth the number of each class of Units held by the Members from time to time. The Company shall update Schedule A as may be appropriate to reflect any new issuance of Units in accordance with this Agreement. Any non-cash contributions have been and shall be valued at fair market value as determined in good faith by the Board.

(d) No Reduction in Member's Units. Except as otherwise provided in this Agreement, without the written consent of a Member: (i) the number of Units held by such Member shall not be reduced and (ii) the class of Units issued to a Member shall not be modified.

(e) Additional Units. The Board, subject to the provisions of this Agreement, including Section 7.03, shall have the right to cause the LLC to issue or sell to any Persons: (i) additional Units or other interests in the LLC (including other classes or series thereof having different rights); (ii) obligations, evidences of indebtedness or other securities or interests convertible or exchangeable into Units or other interests in the LLC; and (iii) warrants, options or other rights to purchase or otherwise acquire Units or other interests in the LLC (collectively, the "Additional Interests"). Upon the acquisition of any Additional Interests by a Person who is not a Member, to the extent permitted hereunder such Person shall execute and deliver a counterpart of this Agreement and shall become a Member hereunder and Schedule A hereto shall be amended to reflect such issuance and new Member. Notwithstanding anything herein to the contrary, the Company may amend this Agreement to reflect any issuance of Additional Interests and to establish the number and class or series of Units and to fix the relative rights, obligations, preferences and limitations of such Additional Interests and to make such other changes as it reasonably determines to be necessary to give effect to the economic and other rights associated with such Additional Interests.

(f)   Equity Incentive Plan. The Board may, at its discretion, adopt an equity incentive plan (the "Equity Incentive Plan") and issue incentive Units thereunder ("Incentive Units"). In such event, the Manager shall make grants under the Equity Incentive Plan pursuant to restricted unit agreements (the "Grant Agreements") in forms acceptable to the Board. All of the authorized Incentive Units shall be issued pursuant to such Equity Incentive Plan and on terms and conditions set by the Board.

(g)   Profits Interests. The Incentive Units are intended to constitute "profits interests" within the meaning of IRS Revenue Procedure 93-27 ("Profits Interests"), and, notwithstanding anything to the contrary in this Agreement: (i) the Board may adjust allocations of income, gain, loss and deduction with respect to Incentive Units to ensure their treatment as Profits Interests, and (ii) the Board may make any available election under future regulations or other guidance to value Incentive Units at their liquidation value at the time of issuance. Upon the issuance of any Incentive Unit that is intended to be a Profits Interest for U.S. federal income tax purposes, the Board shall specify a "Distribution Threshold" applicable to such Incentive Unit, which shall be at least equal to the value of all outstanding Units immediately prior to the issuance of such Incentive Unit as determined by the Board in its discretion, which Distribution Threshold shall be set forth in the on Schedule A or the records of the Company, as determined by the Board. Grants of Incentive Units are intended to be nontaxable to their recipients to the fullest extent permitted by law; provided that neither the Board, the Members, nor the Company make any representation to any holder of Incentive Units, if any, as to the tax consequences of the issuance of the Incentive Units.

2.3.   NO APPRAISAL RIGHTS.

No Member shall have any right to have its interest in the LLC appraised and paid out under the circumstances provided in Section 59 of the Act, or under any other circumstances.

2.4.   ACTION BY MEMBERS.

No annual meeting of Members is required to be held. Any action required or permitted to be taken at any meeting of Members may be taken without a meeting if one or more written consents to such action shall be signed by the Members holding the amount of Units required to approve the action being taken. Such written consents shall be delivered to the LLC and, unless otherwise specified, shall be effective on the date when the first consent is so delivered. The LLC shall give prompt notice (but in no event more than one (1) day after the consent to the action) to all Members who did not consent to any action taken by written consent of Members without a meeting.

2.5.   VOTING RIGHTS.

(a)   Unless otherwise required by the Act or specified elsewhere in this Agreement, all actions, approvals and consents to be taken or given by the Members under the Act, this Agreement or otherwise shall require the affirmative vote or the written consent of the holders of at least a majority of the outstanding Units (a "Majority Interest").

(b)   Without limiting the foregoing, the LLC shall not take any of the following actions, directly or indirectly (whether by merger, consolidation, operation of law or otherwise), and shall cause any of its Subsidiary from time to time not to take any such actions, without the prior written consent or approval of the Super Majority Interest:

(i)   make any distributions (except for distributions pursuant to Section 8.01(a) and tax distributions as contemplated in Section 8.01(b), in each case as approved by the Board) of cash, property or securities of the LLC in respect of any Units, or apply any of its assets to the redemption, retirement, purchase or other acquisition of any Units, directly or indirectly, through Subsidiaries or otherwise;

(ii)   adversely amend the preferences, powers rights or privileges of, or the restrictions provided for the benefit of the Units set forth in this Agreement, including through the authorization and/or issuance of any new units or securities;

(iii)   authorize or issue, or obligate itself to issue, any Units, convertible debt or other debt with any equity participation, any securities convertible into or exercisable or exchangeable for any equity securities, or any other equity security;

(iv)   effect any sale or other disposition of all or substantially all of the assets of the LLC or fifty percent (50%) or more of the Units of the LLC, in each case in a transaction constituting a change in control of the LLC, or cause the LLC to merge with or into or consolidate with any other Person;

(v)   effect the sale, transfer or license of any assets of the LLC to any Person or entity, other than sales of assets in the ordinary course of business;

(vi)   acquire or invest in any business (whether effected by stock or asset acquisition, consolidation, merger or otherwise), or establish or create any new Subsidiary;

(vii)   enter into any new line of business or materially alter any existing line of business comprising part of the Company Business;

(viii) enter into any transaction or agreement between the LLC or any Subsidiary, on the one hand, and any officer, director, Member, employee, manager or other Affiliate of the LLC or any Subsidiary, or Persons controlling, controlled by, under common control with or otherwise affiliated with, or a related person of, such officer, director, Member or employee or manager or Affiliate, on the other hand;

(ix)   enter into any material litigation or any material settlement or other decision with respect to any litigation, arbitration, mediation, investigation, administrative matter or similar proceeding (including any bankruptcy proceeding in which the LLC or any Subsidiary has an interest);

(x)   adopt any annual budget and/or make any material modification thereto or deviation therefrom;

(xi)   execute, amend or otherwise modify any material contract or agreement, including without limitation, any commercial agreement or relationship involving the provision of goods and/or services to or from the LLC and its Subsidiaries of more than $5,000 in any given fiscal year, any joint venture or partnership (including any contract or agreement that would restrict the LLC from entering into any line of business or acquiring or disposing of any securities, indebtedness or other assets, or conducting any other business activities), or any contract or agreement that provides for exclusivity or most-favored nation status;

(xii)   incur or issue any indebtedness for borrowed money (including without limitation capital leases, but excluding draws and pay-downs in the ordinary course of business;

(xiii) effect a conversion or other change in the status or tax status of the LLC;

(xiv)   hire or engage an investment banker, business broker or other consultant for the purpose of pursuing a strategic transaction;

(xv)   file for bankruptcy or seek similar protection, dissolve, liquidate or wind-up operations;

(xvi)   reclassify any Units or other equity securities of the LLC; or

(xvii)   enter into any agreement to do any of the foregoing.

It is expressly acknowledged and agreed that the foregoing shall apply to the provisions of this Agreement regardless of whether such provision states that it is subject to this Section 2.05(b) and shall, for avoidance of doubt, apply to any Subsidiaries of the Company.

2.6.   LIMITATION OF LIABILITY OF MEMBERS.

Except as otherwise provided in the Act, no Member of the LLC shall be obligated personally for any debt, obligation or liability of the LLC or of any other Member, whether arising in contract, tort or otherwise, solely by reason of being a Member of the LLC. Except as otherwise provided in the Act, by law or expressly in this Agreement, no Member shall have any fiduciary or other duty to another Member with respect to the business and affairs of the LLC, and no Member shall be liable to the LLC or any other Member for acting in good faith reliance upon the provisions of this Agreement. No Member shall have any responsibility to restore any negative balance in its Capital Account (as defined below) or to contribute to or in respect of the liabilities or obligations of the LLC or return distributions made by the LLC except as required by the Act or other applicable law. The failure of the LLC to observe any formalities or requirements relating to the exercise of its powers or the management of its business or affairs under this Agreement or the Act shall not be grounds for making its Members responsible for any liability of the LLC.

2.7.   AUTHORITY.

Unless specifically authorized by the Board, a Member that is not also an officer of the LLC shall not be an agent of the LLC or have any right, power or authority to act for or to bind the LLC or to undertake or assume any obligation or responsibility of the LLC or of any other Member.

2.8.   NO RIGHT TO WITHDRAW OR RECEIVE DISTRIBUTIONS.

No Member shall have any right to resign or withdraw from the LLC without the consent of the Board. No Member shall have any right to receive any distribution or the repayment of its capital contribution, except as provided in Article 8 and Article 10.

2.9.   RIGHTS TO INFORMATION.

Members shall have the right to receive from the LLC upon request a copy of the Certificate and of this Agreement, as amended from time to time, and such other information regarding the LLC as is required by the Act, subject to reasonable conditions and standards established by the Board as permitted by the Act, which may include, without limitation, withholding of, or restrictions on, the use of confidential information.

2.10.   COMPLIANCE WITH SECURITIES LAWS AND OTHER LAWS AND OBLIGATIONS.

Each Member hereby represents and warrants to the LLC and acknowledges that (a) it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the LLC and making an informed investment decision with respect thereto, (b) it is able to bear the economic and financial risk of an investment in the LLC for an indefinite period of time and understands that it has no right to withdraw and have its interest repurchased by the LLC, (c) it is acquiring an interest in the LLC for investment only and not with a view to, or for resale in connection with, any distribution to the public or public offering thereof, (d) it understands that the equity interests in the LLC have not been registered under the securities laws of any jurisdiction and cannot be disposed of unless they are subsequently registered and/or qualified under applicable securities laws and the provisions of this Agreement have been complied with, and (e) if it is an entity, the execution, delivery and performance of this Agreement does not require it to obtain any consent or approval that has not been obtained and does not contravene or result in a default under any provision of any existing law or regulation applicable to it, any provision of its charter, by-laws or other governing documents (if applicable) or any agreement or instrument to which it is a party or by which it is bound.

3.   **BOARD OF DIRECTORS**

3.1.   BOARD COMPOSITION.

The Board shall consist of up to five (5) Persons (the "Directors"), as follows: (a) each of the Founders, for so long as such Founder (x) retains at least 50% of the Units held by such Founder on Effective Date and (y) remains actively involved with the management of the Company Business; and (b) one Person who shall be knowledgeable about the industry and Business and who shall be mutually appointed by the other members of the Board at a later time.

3.2.   REMOVAL; VACANCIES.

(a)   Each Member agrees that any Director may be removed upon the request of the Person(s) then entitled to appoint such Director as set forth in Section 3.01 above, and for the election to the Board of a substitute designated by such Person in accordance with the provisions hereof. Each Member further agrees that any vacancy on the Board occurring for any reason shall be filled only in accordance with the provision of this Article 3.

(b)   Subject to Section 3.01, any Director that is not a nominee of a particular Member may be removed or replaced at any time with the approval of a Super Majority Interest.

(c)   Any Director may resign at any time effective upon thirty (30) days prior written notice to the LLC.

(d)   In the event a Founder ceases to be a Director for any reason, a Super Majority Interest shall appoint the replacement Director.

3.3.   GENERAL.

(a)   The Directors are deemed to be the managers of the LLC; *provided*, *however*, that any action to be taken by the Directors as managers of the LLC shall be taken by the Board only as provided herein and the Board itself shall have all of the rights, powers and obligations of a "manager" of the LLC as provided in the Act and as otherwise provided by applicable law.   No single Director, in his or her capacity as a Director, may bind the LLC, and the Board shall have the power to act only collectively, by the vote or written approval of a majority of the Directors (subject to Section 3.03(b)), in accordance with the provisions and in the manner specified herein.

(b)   Except as otherwise expressly provided in this Agreement, the Board shall have the exclusive power and authority to manage the business and affairs of the LLC and to make all decisions with respect thereto.   Except as otherwise expressly provided in this Agreement, the Board or Persons designated by the Board, including officers and agents appointed by the Board, shall be the only Persons authorized to execute documents which shall be binding on the LLC. To the fullest extent permitted by the Act, but subject to any specific provisions hereof granting rights to Members, the Board shall have the power to perform any acts, statutory or otherwise, with respect to the LLC or this Agreement, which would otherwise be possessed by the Members under the Act, and the Members shall have no power whatsoever with respect to the management of the business and affairs of the LLC. The power and authority granted to the Board hereunder shall include all those necessary, convenient or incidental for the accomplishment of the purposes of the Company and the exercise of the powers of the LLC set forth in Section 1.03 above and shall include the power to make all decisions with regard to the management, operations, assets, financing and capitalization of the LLC, subject to the other terms of this Agreement (including those delegating specific authority to Officers). Except as otherwise expressly stated herein, any decision, action, approval, authorization, election or determination made by the Board in further-ance of the terms herein may be made by the Board in its sole discretion.

(c)   The Board may delegate in writing any or all of such rights, powers and obliga-tions to one or more Persons; provided, however, that the following items shall not be delegated (absent a separate written approval or consent expressly authorizing such delegation): (i) borrow-ing money, obtaining credit, issuing notes, debentures, securities, equity or other interests of or in the LLC and securing the obligations undertaken in connection therewith with mortgages, pledges and security interests; (ii) making investments in or the acquisition of securities of any Person; (iii) entering into contracts or agreements, including with Members and their Affiliates, that are outside the ordinary course of business; (iv) mergers with or acquisitions of other Persons (in whatever form), or the sale, transfer, lease or other disposition of all or any material portion of the assets of the LLC and its Subsidiaries; (v) the dissolution of the LLC or any of its Subsidiaries; (vi) entering into any joint ventures; and (vii) compromising, arbitrating, adjusting and litigating material claims in favor of or against the LLC or any of its Subsidiaries.

(d)   The Board may adopt such procedures as it may deem appropriate to make deci-sions regarding use or investment of the LLC's capital, the budget of the LLC, financings, dispo-sitions of the LLC's assets and other LLC business. Unless otherwise required by the Act or specified elsewhere in this Agreement, all actions taken by the Board shall be taken by majority vote at a meeting of the Board at which at least a majority of the Directors are present (or partici-pating by telephone or similar communications equipment) or by written consent of a majority of the Directors at that time; provided, however, that the LLC shall provide each Director with a copy of any proposed written consent at least one (1) day prior to the effectiveness of such con-sent. For purposes of this Agreement, each Director shall have one (1) vote per Director for all actions to be taken by the Directors and matters with respect to which the Directors are eligible or required to vote thereon as set forth in this Agreement.

(e)   Notice of any meeting of the Board shall be given to each Director by the LLC or one of the Directors calling the meeting. Notice shall be duly given to each Director (i) by giving notice to such Director in Person or by facsimile or electronic mail at least two (2) days in ad-vance of the meeting, (ii) by delivering written notice by hand, to his last known business or home address at least two (2) days in advance of the meeting and concurrently delivering a copy of the notice via electronic mail at least two (2) days in advance of the meeting, or (iii) by mailing written notice to this last known business or home address at least five (5) days in advance of the meeting and then delivering a copy of the notice via electronic mail at least two (2) days in ad-vance of the meeting. A notice or waiver of notice of a meeting of the Board need not specify the purposes of the meeting. Any Director attending a meeting shall be deemed to have waived no-tice of such meeting.

(f)   Directors or any members of any committee designated by the Board may partic-ipate in a meeting of the Board or such committee by means of conference telephone or similar communications equipment by means of which all Persons participating in the meeting can hear each other, and participation by such means shall constitute presence in Person at such meeting.

(g)   The Board may (but shall not be obligated to) establish (i) an audit committee (which shall be charged with the oversight of the integrity of the financial statements of the LLC and its Subsidiaries and monitoring of the LLC's and its Subsidiaries accounting practices and reporting) and (ii) such other committees as the Board shall deem necessary or convenient from time to time.

(h)   The LLC shall cause each Subsidiary board, as applicable, to have a composition identical to the Board as contemplated herein, except as otherwise agreed in writing by the Board.

3.4.   LIMITATION OF LIABILITY OF BOARD AND DIRECTORS.

Except as otherwise provided in the Act, no Director of the LLC shall be obligated personally for any debt, obligation or liability of the LLC or of any other Member, whether arising in contract, tort or otherwise, solely by reason of being a Director. Any duties (including fiduciary duties) of a Director to the Company or to any other Member that would otherwise apply at law or in equity are hereby eliminated to the fullest extent permitted under the Act and any other applicable law; provided that (a) the foregoing shall not eliminate the obligation of each such Person to act in compliance with the express terms of this Agreement and (b) the foregoing shall not be deemed to eliminate the implied contractual covenant of good faith and fair dealing. Notwithstanding anything to the contrary contained in this Agreement, each of the Members hereby acknowledges and agrees that each of the Directors, in determining whether or not to vote in support of or against any particular decision for which the Board's consent or approval is required, may act in and consider the best interest of the Member who designated or appointed such Director, including his or her own, and shall not be required to act in or consider the best interests of the Company or the other Members or parties hereto. No Director shall be personally liable to the LLC or to its Members for acting in good faith reliance upon the provisions of this Agreement, or for breach of any fiduciary or other duty that does not involve (i) acts or omissions in bad faith or which involve intentional misconduct or a knowing violation of law, or (ii) a transaction from which the Director derived an improper personal benefit. The failure of the LLC to observe any formalities or requirements relating to the exercise of its powers or the management of its business or affairs under this Agreement or the Act shall not be grounds for making the Directors responsible for any liability of the LLC. To the fullest extent permitted by law and as otherwise set forth herein, the LLC and the Members each hereby renounces any interest or expectancy of the LLC in, or in being offered an opportunity to participate in any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, any Director that is an Investor Nominee.

3.5.   DIRECTORS' AND OFFICERS' INSURANCE; INDEMNIFICATION.

The LLC shall obtain and maintain directors' and officers' liability insurance coverage in customary and reasonable amounts. Without limiting the foregoing, the LLC shall enter into a director indemnification agreement with each Director in substantially the form attached hereto as Exhibit C.

3.6.   EXPENSES.

The LLC shall reimburse all Directors for travel and reasonable expenses associated with Board responsibilities and attendance at any meeting of the Board or any committee thereof.

3.7.   BOARD OBSERVERS.

The LLC may, upon the determination of the Board, from time to time invite one or more Persons to attend in a non-voting capacity any meetings of the Board, subject to the terms and provisions as approved by the Board and set forth in writing with such Person.

4.   **OFFICERS**

4.1.   **DELEGATION.**

Except as otherwise specifically provided in this Agreement, the Board may delegate in writing the daytoday management of the business and affairs of the LLC to one or more officers or agents; pro-vided, however, such Persons shall not be authorized to take, and shall not take, any action as to which either the Board or the Members (or a class thereof) has retained the authority for or a right of approval as provided in this Agreement, without first obtaining such approval or consent; provided, further, that such delegation may be removed or modified at any time by the Board.

4.2.   **OFFICERS.**

(a)   Appointment of Officers.   The business of the LLC shall be managed under the direction of the Board who may exercise all the powers of the LLC as provided in Article 3 above, except as provided by law or this Agreement. The Board shall have the discretion to ap-point one or more officers having duties customarily performed by a Chief Executive Officer, a President, a Chief Operating Officer, a Chief Financial Officer, one or more Vice- Presidents, a Secretary, a Treasurer, one or more Assistant Secretaries, one or more Assistant Treasurers of a corporation organized under Massachusetts law, and appoint any other officers that the Board deems necessary or convenient for the operation of the LLC (each individually an "Officer" and, collectively the "Officers") and shall have the authority to delegate in writing any or all of its du-ties as manager to certain of such Officers (the "Executive Officers").   The Officers may, but are not required to, be Members and shall hold office until their death, resignation or removal. The Board hereby appoints the individually listed on Schedule B to serve as Executive Officers of the Company, with the authority set forth below.

(b)   Delegation. Subject to the provisions set forth in this Agreement, the Executive Officers shall have full responsibility and discretion in the day to day management of the business and affairs of the LLC for the purposes stated in this Agreement and in connection therewith shall have authority to designate persons to execute on behalf of the LLC contracts and agreements related to the day-to-day business and affairs of the LLC, subject to the discretion and approval of the Chief Executive Officer; provided, that the Executive Officers shall not be authorized to take, and shall not take, any action as to which either the Board or the Members (or a class thereof) has retained the authority for or a right of approval as provided in this Agreement, without first ob-taining such approval or consent.

(c)   Certain Actions. Notwithstanding the provisions of Article 3, the Chief Execu-tive Officer is hereby delegated, and shall have, sole discretion over, all employment decisions with respect to employees of the Company and its Subsidiaries; provided, however, that the Board shall retain and have the exclusive authority with respect to any termination of the Execu-tive Officers and/or Founders.

(d)   Reliance by Third Parties. Any person dealing with the LLC, the Executive Offi-cers or any Member may rely upon a certificate signed by the Chief Executive Officer or his de-signee as to (i) the identity of any Officer or Member; (ii) any factual matters relevant to the af-fairs of the LLC; (iii) the persons who are authorized to execute and deliver any document on be-half of the LLC; or (iv) any action taken or omitted by the LLC, the Officers or any Member.

(e)   Limited Liability. No Officer shall be obligated personally for any debt, obliga-tion or liability of the LLC or of any Member, whether arising in contract, tort or otherwise, sole-ly by reason of being or acting as an Officer of the LLC. No Officer shall be personally liable to the LLC or to its Members for acting in good faith reliance upon the provisions of this Agree-ment, for breach of any fiduciary or other duty that does not involve (i) acts or omissions in bad faith or which involve gross negligence, intentional misconduct or a knowing violation of law, or (ii) a transaction from which the Officer derived an improper personal benefit.

(f)   Compensation. Officers of the Company may be compensated for serving in such capacity hereunder or for any Subsidiary as determined by the Board.

4.3. CERTAIN AGREEMENTS.

Subject to Section 2.05(b), the Board shall have the sole and exclusive right to direct the LLC's actions with regard to any contracts between the LLC and any Member or such Member's Affiliates, including proposing or approving any amendment or modification of such contracts, exercising any consent, waiver, approval or election thereunder, enforcing any remedies, including termination thereof and taking any and all other actions under or with respect to such agreements as owner. The LLC shall not enter into any other contracts with any Member or modify, amend or terminate any agreement between the LLC and a Member, without the specific prior written approval of the Board. The foregoing shall include, without limitation, any future financing by and/or among one or more Members and/or their Affiliates and the LLC and its Subsidiaries.

4.4. TAX MATTERS PARTNER AND TAX RETURNS.

The Board will use commercially reasonable efforts to prepare or cause to be prepared all federal, state and local tax returns on a timely basis and will furnish to each Member copies of all income tax returns that are actually filed promptly after their filing and provide each Member will such other information as is reasonably required for such Member's applicable income tax reporting purposes. The "tax matters partner" (as defined in Section 6231 of the Code, as in effect prior to its repeal pursuant to the Bipartisan Budget Act of 2015) and the "partnership representative" (within the meaning of Section 6223 of the Code) of the Company (the "Tax Matters Member") shall be appointed by the Board. Each Member shall give prompt notice to the Tax Matters Member of any notices or other communications such Member receives concerning the Company from the Internal Revenue Service or any other tax authority.

5.   INDEMNIFICATION

5.1. INDEMNIFICATION.

Except as limited by law and subject to the provisions of this Article, the LLC shall indemnify each Indemnified Party against all Losses and Expenses incurred by them in connection with any proceeding in which an Indemnified Party is involved as a result of serving in such capacity, except that no indemnification shall be provided for an Indemnified Party regarding any matter as to which it shall be finally determined (a) that said Indemnified Party did not act in good faith and in the reasonable belief that such Indemnified Party's action was in the best interests of the LLC, (b) with respect to a criminal matter, that said Indemnified Party had reasonable cause to believe that such Indemnified Party's conduct was unlawful or (c) that said Indemnified Party caused the LLC to fail to comply with the terms of this Agreement. Subject to the foregoing limitations, such indemnification may be provided by the LLC with respect to a proceeding in which it is claimed that an Indemnified Party received an improper personal benefit by reason of its position, regardless of whether the claim arises out of the Indemnified Party's service in such capacity, except for matters as to which it is finally determined that an improper personal benefit was received by the Indemnified Party.

5.2. AWARD OF INDEMNIFICATION.

An Indemnified Party may only be determined to be ineligible for indemnification if a determination is made by independent legal counsel appointed by the Board that indemnification of such Indemnified Party would be a violation of law or inconsistent with the provisions of Section 5.01.

5.3. SUCCESSFUL DEFENSE.

Notwithstanding any contrary provisions of this Article 5, if an Indemnified Party has been wholly successful on the merits in the defense of any proceeding in which it was involved by reason of its position as an Indemnified Party or as a result of serving in such capacity (including termination of investigative or other proceedings without a finding of fault on the part of the Indemnified Party), the Indemnified Party shall be indemnified by the LLC against all Expenses incurred by the Indemnified Party in connection therewith.

5.4. ADVANCE PAYMENTS.

Except as limited by law or the provisions of this Article 5, Expenses incurred by an Indemnified Party in defending any proceeding, including a proceeding by or in the right of the LLC, may be paid by the LLC to the Indemnified Party in advance of final disposition of the proceeding. The LLC may require that such Indemnified Party execute a written undertaking to repay the amount of any advance if the Indemnified Party is determined pursuant to this Article 5 or adjudicated to be ineligible for indemnification. Any such undertaking by an Indemnified Party shall be an unlimited general obligation of the Indemnified Party, need not be secured and may be accepted without regard to the financial ability of the Indemnified Party to make repayment. No advance payment of Expenses shall be made if it is determined pursuant to Section 5.02 on the basis of the circumstances known at the time (without further investigation) that the Indemnified Party is ineligible for indemnification.

5.5. INSURANCE.

The LLC shall have power to purchase and maintain insurance on behalf of any Indemnified Party, agent or employee against any liability or cost incurred by such Person in any such capacity or arising out of its status as such, whether or not the LLC would have power to indemnify against such liability or cost.

5.6. EMPLOYEE BENEFIT PLAN.

If the LLC sponsors or undertakes any responsibility as a fiduciary with respect to an employee benefit plan, then for purposes of this Article 5 (a) the term Indemnified Party shall be deemed to include any officer of the LLC who serves at its request in any capacity with respect to said plan, (b) said Indemnified Party shall not be deemed to have failed to act in good faith or in the reasonable belief that its action was in the best interests of the LLC if said Indemnified Party acted in good faith and in the reasonable belief that its action was in the best interests of the participants or beneficiaries of said plan, and (c) Expenses shall be deemed to include any taxes or penalties imposed upon said Indemnified Party with respect to said plan under applicable law.

5.7. MEMBER INDEMNIFICATION.

(a) Without limitation of any other provision of this Agreement or any agreement executed in connection herewith, the LLC agrees to defend, indemnify and each Member, their respective Affiliates and direct and indirect members, partners, investors, stockholders, directors, officers, employees and agents and each Person who controls any of them within the meaning of Section 15 of the Securities Act of 1933, as amended (the "Securities Act"), or Section 20 of the Exchange Act of 1934, as amended (the "Exchange Act") (collectively, the "Investor Indemnified Parties" and, individually, an "Investor Indemnified Party") harmless from and against any and all damages, liabilities, losses, taxes, fines, penalties, reasonable costs and expenses (including, without limitation, reasonable fees of a single counsel representing the Investor Indemnified Parties), as the same are incurred, of any kind or nature whatsoever (whether or not arising out of thirdparty claims and including all amounts paid in investigation, defense or settlement of the foregoing) which may be sustained or suffered by any such Investor Indemnified Party ("Losses"), based upon, arising out of, or by reason of (i) any breach of any covenant or agreement made by the LLC in this Agreement, or (ii) any third party or governmental claims relating in any way to such Investor's Indemnified Party's status as a security holder, creditor, agent, representative or controlling Person of the LLC (but not in connection with such Person's status or role as an officer of the LLC) or otherwise relating to such Investor Indemnified Party's involvement with the LLC (including, without limitation, any and all Losses under the Securities Act, the Exchange Act or other federal or state statutory law or regulation, at common law or otherwise, which relate directly or indirectly to the registration, purchase, sale or ownership of any securities of the LLC or to any fiduciary obligation owed with respect thereto), including, without limitation, in connection with any third party or governmental action or claim relating to any action taken or omitted to be taken or alleged to have been taken or omitted to have been taken by any Investor Indemnified Party as security holder, director, agent, representative or controlling Person of the LLC or otherwise, alleging socalled control Person liability or securities law liability; *provided*, *however*, that the LLC will not be liable to the extent that such Losses arise from and are based on (A) an untrue statement or omission or alleged untrue statement or omission in a registration statement or prospectus which is made in reliance on and in conformity with written information furnished to the LLC by or on behalf of such Investor Indemnified Party or (B) conduct by an Investor Indemnified Party which constitutes fraud or willful misconduct.

(b)　　If the indemnification provided for in Section 5.07(a) above for any reason is held by a court of competent jurisdiction to be unavailable to an Investor Indemnified Party in respect of any Losses referred to therein, then the LLC, in lieu of indemnifying such Investor Indemnified Party thereunder, shall contribute to the amount paid or payable by such Investor Indemnified Party as a result of such Losses (i) in such proportion as is appropriate to reflect the relative benefits received by the LLC and the Members, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the LLC and the Members in connection with the action or inaction which resulted in such Losses, as well as any other relevant equitable considerations. The relative fault of the LLC and the Members shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the LLC and the Members and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(c)　　Each of the LLC and the Members agrees that it would not be just and equitable if contribution pursuant to Section 5.07(b) were determined by pro rata or per capita allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph.

5.8.　NON-EXCLUSIVITY.

The provisions of this Article 5 shall not be construed to limit the power of the LLC to indemnify its Members, the Directors, employees or agents to the fullest extent permitted by law or to enter into specific agreements, commitments or arrangements for indemnification permitted by law. The absence of any express provision for indemnification herein shall not limit any right of indemnification existing independently of this Article 5.

6.　　CERTAIN AGREEMENTS

6.1.　TRANSACTIONS WITH INTERESTED PERSONS.

Unless entered into in bad faith and subject to Section 2.05, no contract or transaction between the LLC or any of its Subsidiaries, on the one hand, and one or more of its Officers, Directors or Members or their Affiliates on the other hand, or between the LLC or any of its Subsidiaries and any other Person in which one or more of its Officers, Directors or Members have a financial interest or are directors, partners, owners, managers or Officer shall be voidable solely for this reason or solely because said Officer, Director or Member was present or participated in the authorization of such contract or transaction. Subject to Section 2.05, no Officer, Director or Member interested in such contract or transaction, because of such interest, shall be considered to be in breach of this Agreement or liable to the LLC, any Officer, Director or Member, or any other Person or organization for any loss or expense incurred by reason of such contract or transaction or shall be accountable for any gain or profit realized from such contract or transaction.

6.2.   RESTRICTIVE COVENANTS.

(a)   Each Member agrees that while a Member of the LLC and for a period of one (1) year after ceasing to be a Member, such Member will not directly or indirectly, as an employee, officer, director, partner, stockholder, member, proprietor, consultant, representative, agent or otherwise (including, but not limited to by use of a corporation or other entity owned or controlled by or affiliated with such Member), engage in the Company Business (excluding such Member's participation in the LLC).

(b)   Each Member agrees that while a Member of the LLC and for a period of one (1) year after ceasing to be a Member, the Member will not, directly or indirectly, either (x) induce any Member, shareholder, director, officer, employee or contractor of the LLC or any Subsidiary to leave their position with LLC or any Subsidiary on behalf of any Person engaged in the Company Business, or (y) intentionally interfere with the LLC's or its Subsidiaries' relationship with its other Members, shareholders, directors, officers, employees, or contractors for the purpose of diverting business or harming the LLC's relationship with such Person.

6.3.   CONFIDENTIALITY.

(a)   Each Member (on behalf of itself and, to the extent that such Member would be responsible for the acts of the following Persons under principles of agency law, its directors, officers, Affiliates, shareholders, partners, employees, agents and members) agrees that, except as otherwise consented to by the Board (which consent, if given, shall apply to all Members to the same extent), all non-public information furnished to such Member pursuant to this Agreement or otherwise made available to a Member, including but not limited to confidential information of the LLC and its Subsidiaries regarding identifiable, specific and discrete business opportunities being pursued by the LLC and its Subsidiaries (collectively, "Confidential Information") will be kept confidential, will not be used for commercial or proprietary advantage and will not be disclosed by such Member (or, to the extent that such Member would be responsible for the acts of the following Persons under principles of agency law, its directors, officers, Affiliates, shareholders, partners, employees, agents and members) in any manner, in whole or in part, except that each Member shall be permitted to disclose such Confidential Information (i) to those of such Member's agents, representatives and employees who need to be familiar with such Confidential Information in connection with such Member's investment in the LLC and who are charged with an obligation of confidentiality, (ii) to such Member's partners and equity holders so long as they agree to keep such Confidential Information confidential on the terms set forth herein, (iii) to the extent required by law, so long as such Member shall have first provided the LLC a reasonable opportunity to contest the necessity of disclosing such Confidential Information if prior notice is legally permissible. Notwithstanding the foregoing, any Member and each of his, her, or its directors, officers, employees, agents, consultants, advisors, or other representatives, including legal counsel, accountants, and financial advisors (with respect to such Member, "Representatives") may disclose to any and all Persons, without limitation of any kind, the tax treatment, tax strategies and tax structure of the LLC and its Subsidiaries and all materials of any kind (including opinions or other tax analyses) that are provided to the Member and his, her, or its Representatives relating to such tax treatment, tax strategies and tax structure. Each Member agrees that he, she or it will be responsible for any breach or violation of the provisions of this Section 6.03(a) by any Person receiving Confidential Information from such Member.

(b)   For purposes of this Section 6.03, "Confidential Information" shall not include any information: (i) that becomes publicly available by means other than by an impermissible

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disclosure by the Person (or any of its Representatives) seeking the benefit of this exclusion, (x) of which such Person (or its Affiliates) became aware prior to its affiliation with the LLC or any of its Subsidiaries, (ii) of which such Person (or its Affiliates) learns from sources other than the LLC or any of its Subsidiaries, whether prior to or after such information is actually disclosed by the LLC or its Subsidiaries, or (iii) which is disclosed in a prospectus or other documents available for dissemination to the public.

(c) Nothing in this Section 6.03 shall in any way limit or otherwise modify any confidentiality covenants entered into by any Member pursuant to any other agreement to which such Member and the LLC is a party.

6.4. INFORMATION.

Within one hundred twenty (120) days after the end of each fiscal year, the Company shall provide to each Major Investor a consolidated balance sheet of the LLC and its Subsidiaries, if any, as of the end of such fiscal year and the related consolidated statements of income, members' equity and cash flows for the fiscal year then ended, prepared in accordance with generally accepted accounting principles, consistently applied, and certified by a firm of independent public accountants of recognized national standing selected by the Board.

7. CAPITAL ACCOUNTS AND CAPITAL COMMITMENTS

7.1. CAPITAL ACCOUNTS.

A separate capital account (a "Capital Account") shall be maintained for each Member in accordance with Section 1.704-1(b)(2)(iv) of the U.S. Treasury Regulations (the "Regulations"), and this Section 7.01 shall be interpreted and applied in a manner consistent with said Section of the Regulations. The LLC may adjust the Capital Accounts of its Members to reflect revaluations of the LLC property whenever the adjustment would be permitted under Regulations Section 1.7041(b)(2)(iv)(*f*), provided that no adjustment shall be made in connection with the initial Capital Contributions. In the event that the Capital Accounts of the Members are so adjusted, (i) the Capital Accounts of the Members shall be adjusted in accordance with Regulations Section 1.704-1(b)(2)(iv)(*g*) for allocations of depreciation, depletion, amortization and gain or loss, as computed for book purposes, with respect to such property and (ii) the Members' distributive shares of depreciation, depletion, amortization and gain or loss, as computed for tax purposes, with respect to such property shall be determined so as to take account of the variation between the adjusted tax basis and book value of such property in the same manner as under Section 704(c) of the Code. In the event that Code Section 704(c) applies to LLC property, the Capital Accounts of the Members shall be adjusted in accordance with Regulations Section 1.704-1(b)(2)(iv)(*g*) for allocations of depreciation, depletion, amortization and gain and loss, as computed for book purposes, with respect to such property. The Capital Accounts shall be maintained for the sole purpose of allocating items of income, gain, loss and deduction among the Members and shall have no effect on the amount of any distributions to any Members in liquidation or otherwise, other than in respect of any Profits Interests. The amount of all distributions to Members shall be determined pursuant to Article 8.

7.2. CAPITAL CONTRIBUTIONS BY MEMBERS.

Each Member shall have made (or be deemed to have made) the Capital Contributions to the capital of the LLC with respect to the class of Units specified opposite such Member's name on Schedule A, which shall include such Member's initial Capital Contribution. Capital contributions may be paid in cash or as otherwise agreed by the Board. No Member shall be entitled or required to make any additional contribution to the capital of the LLC; *however*, the LLC may, subject to Section 2.05, borrow from its Members as well as from banks or other lending institutions to finance its working capital or the acquisition of assets upon such terms and conditions as shall be approved by the Board, and any borrowing from Members shall not be considered "Capital Contributions" or reflected in their Capital Accounts. In the event of additional Capital Contributions approved by the Board, Schedule A shall be amended to reflect such additional capital contributions. No Member shall be entitled to any interest or compensation with respect to such Member's Capital Contribution or any services rendered on behalf of the LLC except as specifically provided in this Agreement or approved by the Board. No Member shall have any liability for the repayment of the Capital Contribution of any other Member and each Member shall look only to the assets to the LLC for return of such Member's Capital Contribution.

7.3. PARTICIPATION RIGHTS.

(a)   Right to Participate in Certain Sales of Additional Securities. The LLC agrees that it will not sell or issue or agree to sell or issue (collectively, "Additional Units"): (i) any Units (which for purposes of this Section 7.03 shall include any economic or other interest in the LLC), (ii) securities (including debt instruments and notes) convertible into or exercisable or exchangeable for Units, or (iii) options, warrants or rights carrying any rights to purchase Units, unless the LLC first submits a written notice to each Investor identifying the terms of the proposed sale (including price, number or aggregate principal amount of securities and all other material terms), and offers to each Investor the opportunity to purchase such Investor's Pro Rata Allotment (as hereinafter defined) of the securities (subject to increase for overallotment if some Investors do not fully exercise their rights) on terms and conditions, including price, not less favorable than those on which the LLC proposes to sell such securities to a third party or parties (a "Participation Right Notice"). The LLC's offer pursuant to this Section 7.03 shall remain open and irrevocable for a period of fifteen (15) days following receipt by the Investor of such written notice.

(b)   Investor Acceptance. Each of the Investor shall have the right to purchase its Pro Rata Allotment by giving written notice of such intent to participate (the "Participation Right Acceptance Notice") to the LLC within ten (10) days after receipt by such Investor of the Participation Right Notice (the "Participation Right Acceptance Election Period"). Each Participation Right Acceptance Notice shall indicate the maximum number or amount, as applicable, of securities subject thereto which the Investor wishes to buy, including the number or amount, as applicable, of securities it would buy if one or more other Investor do not elect to participate in the sale on the terms and conditions stated in the Participation Right Notice.

(c)   Calculation of Pro Rata Allotment. Each Investor's "Pro Rata Allotment" of such securities shall be based on the ratio which the number of Units owned by such Investor bears to all of the issued and outstanding Units held by all Members as of the date of such written offer (including any Incentive Units). If one or more Investors do not elect to purchase their respective Pro Rata Allotment, each of the electing Investors may purchase such shares of such Investors' allotments taking into account the maximum amount each is wishing to purchase on a pro rata basis, based upon the relative holdings of Units of each of the electing Investors in the case of oversubscription.

(d)   Sale to Third Party. Any securities so offered that are not purchased by the Investors pursuant to the offer set forth in Section 7.03(a) above, may be sold by the LLC, but only on terms and conditions not more favorable to the purchaser than those set forth in the notice to Investors, at any time after five (5) days but within sixty (60) days following the termination of the abovereferenced fifteen (15)day period, but may not be sold to any other Person or on terms and conditions, including price, that are more favorable to the purchaser than those set forth in such offer or after such sixty (60)day period without renewed compliance with this Section 7.03.

(e)   Exceptions to Participation Rights. Notwithstanding the foregoing, the right to purchase granted under this Section 7.03 shall be inapplicable with respect to: (i) securities issued as a result of any split, dividend, reclassification or reorganization or similar event with respect to the Units; (ii) securities issued in connection with the LLC's (or its Successor Corporation's (as defined below)) IPO; (iii) securities issued in connection with acquisitions or the incurrence of debt by the LLC; (iv) securities issued to employees and consultants as incentive equity, including under the Incentive Plan (other than the Directors and their officers, directors, managers, members and Affiliates); (v) securities issued upon the exercise or conversion of any convertible or exchange securities outstanding on the Effective Date or issued subsequently in accordance with and subject to this Section 7.03; and (vi) up to $250,000 of Units issued as part of the extended "seed" financing round undertaken by the Company.

(f)   Post-Closing Offering. Notwithstanding anything to the contrary set forth in this Section 7.03, the LLC may offer and sell Additional Units without first offering such Additional Units to all Investors or complying with the procedures of this Section 7.03 (such Additional Units that were so sold being the "Sold Units"), so long as each Investor that was not provided the opportunity to participate initially (a "Non-Offered Investor") receives prompt written notice (a "Sale Notice") of the consummation of the sale of such Sold Units and thereafter is given the opportunity in accordance with this Section 7.03(g) to purchase a number and kind of Additional Units so sold that is equal to the number and kind of Additional Units such Investor would have been entitled to purchase pursuant to this Section 7.03, but for the prior sale of the Sold Units, on the same terms and conditions as the sale of the Sold Units. Each Non-Offered Investor may exercise its right to purchase such number of Additional Units by delivering written notice of its election to purchase such Additional Units to the LLC within thirty (30) days after receipt of such Sale Notice and failure to deliver such notice within such 30-day period shall constitute a waiver of such right. A delivery of such notice by a Non-Offered Investor before the expiration of such 30-day period (which notice shall specify the number of Additional Units requested to be purchased by such Non-Offered Investor) shall constitute a binding agreement of such Non-Offered Investor to purchase, at the price and on the terms and conditions specified in the Sale Notice, the number of Additional Units specified in such notice.

(g)   Right to Participate in Subsidiary Issuance. If any Subsidiary of the LLC proposes to issue any equity securities or securities convertible into or exchangeable for equity securities (other than such securities issued to the LLC or another Subsidiary), each Investor shall have the right to participate in such issuance and the provisions of this Section 7.03 shall apply mutatis mutandis.

(h)   Termination. The rights contained in this Section 7.03 shall terminate upon the consummation of an IPO.

8.   DISTRIBUTIONS AND ALLOCATIONS

8.1.   DISTRIBUTION OF LLC FUNDS.

(a)   Distributions. Except as otherwise limited by the Act or as otherwise provided in this Agreement and subject to Section 8.01(b), all amounts which are determined by the Board to be available for distribution shall be distributed to the Members in proportion to their respective number of Units (including for these purposes all issued and outstanding Incentive Units, if any, subject to the other provisions of this Section 8.01).

(b)   Tax Distributions. Prior to the LLC making distributions pursuant to Section 8.01(a) and within ninety (90) days following the end of each calendar year (or such shorter period as is determined at any time by the Board in its sole discretion), the LLC shall use commercially reasonable efforts to distribute, subject to the LLC having available funds after appropriate reserves as determined by the Board, to each Member holding Units of any class an amount (a "Tax Distribution") equal to the amount by which such Member's Tax Liability (as defined below) in respect of such class of Units exceeds (or is projected to exceed) the aggregate distributions previously made to such Member pursuant to Section 8.01(a) and Section 8.01(b) in respect of such class of Units (such amount, the "Tax Distribution Amount"). Tax Distributions to a Member in respect of a class of Units shall be treated as an advance against subsequent distributions pursuant to Section 8.01(a) to such Member in respect of such class of Units. A Member's

"Tax Liability" in respect of any class of Units shall be equal to the sum, for each fiscal year or portion thereof, of the product of (x) the Tax Rate (as defined below) for each such fiscal year or portion thereof and (y) such Member's distributive share (or estimated share, with respect to the portion of the fiscal year through the date on which the Tax Liability is being determined) of the LLC's net taxable income (or estimated net taxable income, as applicable), if any, for such fiscal year or portion thereof (as determined under Code Section 703(a) but including separately stated items described in Code Section 702(a)) in respect of such class of Units; provided, that items of income, gain, loss and deduction attributable to the sale or exchange of all or substantially all of the assets of the LLC shall be excluded from such calculation. The "Tax Rate" shall mean, for any period, the highest marginal income tax rates, taking into account federal, state and local income taxes, as a result of the tax allocations made (or estimated to be made with respect to distributions that are made prior to the time such allocations are finalized) applicable to an individual resident in the Designated Jurisdiction, utilizing the rates for ordinary income or capital gains depending on the character of the LLC's income and gain and such rate may be equitably adjusted in the discretion of the Board to account for periods during which the Tax Rate changes.   In the event a Member's distributive share of LLC net taxable income in respect of any class of Units for any period is negative, such negative amount shall be carried forward and taken into account for all purposes of this Agreement (including application of this sentence) in determining such Member's distributive share of LLC net taxable income in respect of such class of Units in each subsequent period (whether or not in the same Fiscal Year) until such negative amount is offset in full by positive net taxable income. For these purposes, the "Designated Jurisdiction" shall mean the state and city in the United States in which any Member (or beneficial owner of a Member that is tax transparent for U.S. federal income tax purposes) is resident and that imposes the highest combined marginal income tax rates on individuals taking into account the character of income, as determined in good faith by the Board taking into account information provided to the Board by each Member of the residency of such Member or beneficial owners thereof.

(c)   Distributions Limited. No Member shall be entitled to any distribution or payment with respect to its interest in the LLC upon the resignation or withdrawal of such Member. Distributions may be limited and repayable as provided in the Act.

(d)   Transfers of Units. Notwithstanding the foregoing, in connection with any Transfer of Units made in accordance with this Agreement, distributions pursuant to this Section 8.01 in respect of such Transferred Units shall not exceed the amount that would have been distributed in respect of such Transferred Units determined as if such Units had at all times been held by the same Person.

(e)   Tax Withholdings. The Board is hereby authorized to withhold from distributions, or with respect to allocations, to any Member and to pay over to any federal, state, local or foreign government any amounts required to be so withheld pursuant to the Code or any provision of any other federal, state, local or foreign law and shall allocate such amounts to the Member with respect to which such amount was withheld. All amounts withheld by the Board pursuant to this Section 8.01(e) with respect to a Member shall be treated as if such amounts were distributed to such Member under this Agreement pursuant to Section 8.01(a) or Section 8.01(b) as applicable.

(f)   Distributions on Incentive Units. Notwithstanding this Section 8.01, the following shall apply to any distributions in respect of any Incentive Units that are Profits Interests:

(i)   The Company shall not make any distributions (including on liquidation of the Company) other than Tax Distributions to a Member in respect of Incentive Units unless and until the Company has already made aggregate distributions on the other Units equal to the Distribution Threshold of such Incentive taking into account only distributions since the date of issuance of such Incentive Unit, and thereafter such Incentive Unit

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shall be entitled only to its *pro rata* share of distributions over and above the applicable Distribution Threshold as provided above.

        (ii)   No distributions with respect to Incentive Units shall be made (including on liquidation of the Company) to a Member to the extent such distribution would cause or increase a deficit in such Member's Capital Account or otherwise cause such Member's interest in the Company to no longer qualify as a Profits Interest.

Amounts otherwise distributable pursuant to Section 8.01(a) in respect of unvested Incentive Units shall be retained by the Company and distributed as and when such Incentive Units become vested Units. If any Incentive Unit is forfeited prior to vesting, then amounts retained by the Company shall be available for any purpose, including distribution among the other Members entitled to distributions pursuant to this Agreement. No distribution shall be made in respect of unvested Incentive Units pursuant to Section 8.02.

8.2.   DISTRIBUTION UPON DISSOLUTION.

Proceeds from a sale, merger or liquidation of all or substantially all of the assets of the LLC and amounts available upon dissolution, after payment of, or adequate provision for, the debts and obligations of the LLC, including the expenses of its liquidation and dissolution, the payment of any liabilities to its Officers or Members, if any, other than liabilities to Members for distributions shall be distributed and applied in the following priorities:

        (a)   First, to fund reserves to the extent deemed appropriate by the Board for contingent, conditional, unmatured or other liabilities of the LLC not otherwise paid or provided for, provided that, upon the expiration of such period of time as the Board shall deem advisable, the balance of such reserves remaining after payment of such liabilities shall be distributed in the manner hereinafter set forth; and

        (b)   Thereafter, as provided in Section 8.01(a).

8.3.   DISTRIBUTION OF ASSETS IN KIND.

No Member shall have the right to require any distribution of any assets of the LLC to be made in cash or in kind. If any assets of the LLC are distributed in kind, such assets shall be distributed pursuant to Section 8.01(a) on the basis of their fair market value as determined by the Board. Any Member entitled to any interest in such assets shall, unless otherwise determined by the Board, receive separate assets of the LLC, and not an interest as tenant-in-common with other Members so entitled in each asset being distributed.

8.4.   ALLOCATIONS.

All items of LLC income, gain, loss and deduction as determined for book purposes shall be allocated among the Members and credited or debited to their respective Capital Accounts in accordance with Regulations Section 1.704-1(b)(2)(iv), so as to ensure to the maximum extent possible (i) that such allocations satisfy the economic effect equivalence test of Regulations Section 1.704-1(b)(2)(ii)(i) (as provided hereinafter) and (ii) that all allocations of items that cannot have economic effect (including credits and nonrecourse deductions) are allocated to the Members in accordance with the Members' interests in the LLC, which, unless otherwise required by Code Section 704(b) and the Regulations promulgated thereunder, shall be allocated in proportion to the respective Units held by the Members. To the extent possible, items that can have economic effect shall be allocated in such a manner that the balance of each Member's Capital Account at the end of any taxable year (increased by the sum of (a) such Member's share of partnership minimum gain as defined in Regulations Section 1.704-2(g)(1) and (b) such Member's share of partner nonrecourse debt minimum gain as defined in Regulations Section 1.704-2(i)(5)) would be positive to the extent of the amount of cash that such Member would receive (or would be negative to the extent of the amount of cash that such Member would be required to contribute to the LLC) if the LLC sold all of its property for an amount of cash equal to the book value (as determined pursuant to Regulations Section 1.704-1(b)(2)(iv)) of such property (reduced, but not below zero, by the amount of nonrecourse debt to which such property is subject) and all of the cash of the LLC remaining after payment of all liabilities (other than nonrecourse liabilities) of the LLC were distributed in liquidation immediately following the end of such taxable year in accordance with Section 8.02(b). In addition, the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) that constitute a "qualified income offset" under such section and the "minimum gain chargeback" provisions contemplated by Treasury Regulations Sections 1.704-2(f) and 1.704-2(i) are hereby incorporated herein by reference.

8.5. TAX ALLOCATIONS.

Except as otherwise required under Section 704(c) of the Code and the Treasury Regulations promulgated thereunder, each item of LLC income, gain, loss and deduction shall be allocated for income tax purposes among the Members in the same manner as its correlative item of "book" income, gain, loss or deduction is allocated pursuant to Section 8.04.

9.   TRANSFERS OF INTERESTS

9.1. GENERAL RESTRICTIONS ON TRANSFER.

Each of the Members agrees that such Member will not Transfer all or any part of his, her or its Units without the prior written consent of the Board and without otherwise complying with the terms of this Article 9.

9.2. PERMITTED TRANSFERS.

(a)   Subject to the provisions of Section 9.01 hereof, a Member may Transfer all or a portion of such Member's Units, without compliance with the terms of Section 9.04 or Section 9.05 and without the consent of the Board, to an Affiliate of such Member or for bona fide estate planning purposes by such Member to (i) any member of the immediate family of such Member or (ii) to a trustee or trustees of a trust or trusts for the benefit of a member of the immediate family of such Member (each, a "Permitted Transferee"); *provided that*, (x) the transferee agrees in writing to be bound by the terms of this Agreement, (y) such Transfer would not cause the LLC to be subject to taxation at the entity level for U.S. federal income tax purposes or cause the LLC to be treated as an association or "publicly traded partnership" taxable as a corporation and would not make the LLC ineligible for "safe harbor" treatment under section 7704 of the Code and the regulations promulgated thereunder, and (z) such Transfer would not preclude the LLC from reporting its income for U.S. federal income tax purposes on a cash rather than an accrual basis, and (iii) no further Transfer shall thereafter be permitted hereunder except in compliance with Section 9.01, Section 9.04, Section 9.05 and/or Section 9.06. All costs and expenses of any Transfer contemplated in this Section 9.02, including the reasonable attorneys' fees of the LLC, shall be borne by the transferring Member.

(b)   Notwithstanding the foregoing, no Member shall avoid the provisions of this Agreement by (i) making one or more Transfers to one or more Permitted Transferees and then disposing of all or any portion of such party's interest in any such Permitted Transferee or (ii) by Transferring the securities of any entity holding Units directly or indirectly.

(c)   Notwithstanding the foregoing, the Company (or its assigns) may, in the discretion of the Board, repurchase (i) Units held by the Founders in accordance with such Founder's Restricted Unit Purchase Agreement or similar agreement, and (ii) Incentive Units as provided in the applicable award agreement.

9.3. EFFECT OF TRANSFER.

(a)   If the Transferee is admitted as a Member or is already a Member, the Member Transferring its interest shall not be relieved of liability with respect to the Transferred interest arising or accruing under this Agreement on or after the effective date of the Transfer, unless the transferee affirmatively assumes such liability.

(b)   Any Person who acquires in any manner an interest or any part thereof in the LLC, whether or not such Person has accepted and assumed in writing the terms and provisions of this Agreement or been admitted as a Member, shall be deemed by the acquisition of such interests to have agreed to be subject to and bound by all of the provisions of this Agreement with respect to such interest, including without limitation, the provisions hereof with respect to any subsequent Transfer of such interest, vesting and repurchase.

(c)   The LLC and the Members shall be entitled to treat the record owner of an interest in the LLC as the absolute owner thereof in all respects, and shall incur no liability for distributions of cash or other property made in good faith to such owner until such time as a written assignment of such interest has been received and accepted by the Board and recorded on the books of the LLC. The Board may refuse to accept and record an assignment until the end of the next successive monthly accounting period of the LLC.

(d)   Any Transfer in violation of any provisions of this Agreement shall be null and void and ineffective to Transfer any interest in the LLC and shall not be binding upon or be recognized by the LLC, and any such Transferee shall not be treated as or deemed to be a Member for any purpose. In the event that any Member shall at any time Transfer its interest in violation of any of the provisions of this Agreement, the LLC and the other Members, in addition to all rights and remedies at law and equity, shall have and be entitled to an order restraining or enjoining such transaction, it being expressly acknowledged and agreed that damages at law would be an inadequate remedy for a Transfer in violation of this Agreement.

9.4.   DRAG ALONG RIGHT.

Notwithstanding Section 9.01, in the event a Super Majority Interest (the "Initiating Sellers") determines to sell or otherwise dispose of all or substantially all of the assets of the LLC or fifty percent (50%) or more of the Units of the LLC (a "Unit Sale"), in each case in a transaction constituting a change in control of the LLC, to any nonAffiliate(s) of the LLC or any of the Initiating Sellers, or to cause the LLC to merge with or into or consolidate with any non-Affiliate(s) of the LLC or any of the Super Majority Interest (in each case, the "Drag Buyer") in a bona fide negotiated transaction (a "Sale"), each of the Members, including any of its successors as contemplated herein, shall be obligated to and shall upon the written request of the Initiating Sellers:

(a)   if such transaction requires Member approval, with respect to all Units that such Member owns or over which such Member otherwise exercises voting power, to vote (in Person, by proxy or by action by written consent, as applicable) all Units in favor of, and adopt, such Sale and to vote in opposition to any and all other proposals that could delay or impair the ability of the LLC or the Initiating Sellers to consummate such Sale;

(b)   if such transaction is a Unit Sale, sell the same proportion of Units beneficially held by such Member of each class or series as is being sold by the Initiating Sellers to the Person to whom the Initiating Sellers propose to sell their Units, and, on the same terms and conditions as the Initiating Sellers (including with respect to indemnity obligations); provided, however, that the amount of consideration per Unit shall be determined in accordance with the relative rights to distributions of the Units under Section 8.1;

(c)   to execute and deliver all related documentation and take such other action in support of the Sale as shall reasonably be requested by the LLC or the Initiating Sellers in order to carry out the terms and provision of this Section 9.04, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(d)   not deposit, and to cause their Affiliates to not deposit, except as provided in this Agreement, any Units of the LLC owned by such party or Affiliate in a voting trust or subject any Units to any arrangement or agreement with respect to the voting of such Units, unless specifically requested to do so by the acquiror in connection with the Sale;

(e)   to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale; and

(f)   if the consideration to be paid in exchange for the Units pursuant to this Section 9.04 includes any securities and due receipt thereof by any Member would require under applicable law (x) the registration or qualification of such securities or of any Person as a broker or dealer or agent with respect to such securities or (y) the provision to any Member of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the LLC may cause to be paid to any such Member in lieu thereof, against surrender of the Units which would have otherwise been sold by such Member, an amount in cash equal to the fair value (as determined in good faith by the LLC) of the securities which such Member would otherwise receive as of the date of the issuance of such securities in exchange for the Units.

Notwithstanding the forgoing, (i) no Member shall be required to make any representations or warranties in connection therewith other than with respect to title to the Units being conveyed and authority and such other customary seller representations (which all Members (including the Initiating Sellers) make), (ii) such Member's indemnification obligations, if any, are several and not joint, and such indemnification obligations (excluding indemnification with respect to such Member and its Units or contribution to an escrow) shall not exceed the amount of consideration received by such Member in such Sale and (iii) the Members participating in such Sale shall participate on the same terms and conditions as the Initiating Sellers, it being understood that all price terms shall be deemed material, giving effect to, and only to, the relative preferences of the Units, *provided that*, Members that are also officers and employees of the LLC may be required to execute and deliver an agreement containing covenants against competition and solicitation of employees.

In furtherance of the provisions of this Section 9.04, each Member irrevocably appoints the designee of the Initiating Sellers, as its agent and attorney-in-fact (the "Agent") (with full power of substitution) to execute all agreements, instruments and certificates and take all actions necessary or desirable to effectuate any Sale under this Section 9.04 in the event that such Member is in breach of the provisions of this Section 9.04, and grants to the Agent a proxy to vote the Units held by the Member in favor of any Sale.

For the avoidance of doubt, the Initiating Sellers shall, in their sole discretion, decide whether or not to pursue, consummate, postpone or abandon any Sale and, subject to this Section 9.04, the terms and conditions thereof. No party shall have any liability to any other Member arising from, relating to or in connection with the pursuit consummation, postponement or abandonment of any Sale.

9.5.   RIGHT OF FIRST REFUSAL.

In the event that a Member (a "Transferring Member") receives a *bona fide* offer to purchase all or any portion of the Units held by such Member (a "Proposed Transaction") from a Person other than a Permitted Transferee and other than pursuant to transaction under Section 9.04, such Transferring Member may, subject to the provisions of Sections 9.01, 9.02 and 9.06 hereof, Transfer such Units pursuant to and in accordance with the following provisions of this Section 9.05:

(a)   The Transferring Member shall cause the Proposed Transaction and all of the terms thereof to be reduced to writing and shall promptly notify the Company and each Member (not including the Transferring Member) (the "Rights Holders") of such Transferring Member's desire to effect the Proposed Transaction and otherwise comply with the provisions of this Section 9.05 and, if applicable, Section 9.06 (such notice, the "Offer Notice"). The Transferring Member's Offer Notice shall constitute an irrevocable offer to sell all (but not less than all) of the Units which are the subject of the Proposed Transaction (the "Offered Units") to the Company and the Rights Holders, on the basis described below, at a purchase price equal to the price contained in, and on the same terms and conditions of, the Proposed Transaction. The Offer Notice shall be accompanied by a true copy of the Proposed Transaction (which shall identify the proposed buyer (the "Buyer") and all relevant information in connection therewith).

(b)   The Company shall have the first option to purchase all or a portion of the Offered Units. At any time within twenty (20) days after receipt by the Company of the Offer Notice (the "Company Option Period"), the Company may elect to accept the offer to purchase with respect to any or all of the Offered Units and shall give written notice of such election (the "Company Acceptance Notice") to the Transferring Member within the Company Option Period, which notice shall indicate the number of Units that the Company is willing to purchase. The Company Acceptance Notice shall constitute a valid, legally binding and enforceable agreement for the sale and purchase of the Units covered by the Company Acceptance Notice. If the Company accepts the offer to purchase all of the Offered Units, the closing for such purchase of the Offered Units by the Company under this Section 9.05(b) shall take place within sixty (60) days following the expiration of the Company Option Period, at the offices of the Company or on such other date or at such other place as may be agreed to by the Transferring Member and the Company. If the Company fails to purchase all of the Offered Units by exercising its option under this Section 9.05(b) within the period provided, the Transferring Member shall so notify the Rights Holders promptly (the "Additional Offer Notice"), which Additional Offer Notice shall identify the Offered Units that the Company has failed to purchase (the "Remaining Units"). The Remaining Units shall be subject to the options granted to the Rights Holders pursuant to Section 9.05(c) below.

(c)   If the Company fails to purchase all of the Offered Units under Section 9.05(b) above, at any time within thirty (30) days after receipt by the Rights Holders of the Additional Offer Notice (the "Member Option Period"), each Rights Holder may elect to accept the offer to purchase with respect to any or all of the Remaining Units and shall give written notice of such election (the "Member Acceptance Notice") to the Transferring Member and each Rights Holder within the Member Option Period, which notice shall indicate the maximum number of Offered Units that the Rights Holder is willing to purchase, including the number of Offered Units it would purchase if one or more other Rights Holders do not elect to purchase their Pro Rata Fractions (as defined in paragraph (d) below). The Member Acceptance Notice shall constitute a valid, legally binding and enforceable agreement for the sale and purchase of the Offered Units covered by the Member Acceptance Notice. If all Offered Units have been subscribed for purchase by the Company and/or Rights Holders, the closing under this Section 9.05(c) (along with the purchase by the Company of any Units under paragraph (b) above if the Company is purchasing less than all of the Offered Units) shall take place within thirty (30) days following the expiration of Member Option Period, at the offices of the Company or on such other date or at such other place as may be agreed to by the Management Transferring Member and such Rights Holders. The Transferring Member shall notify the Rights Holders promptly if any Rights Holder fails to offer to purchase all of its Pro Rata Fraction (as defined below).

(d)   Upon the expiration of the Member Option Period, the number of Offered Units to be purchased by each Rights Holder shall be determined as follows: (i) first, there shall be allocated to each Rights Holder electing to purchase, a number of Offered Units equal to the lesser of (A) the number of Offered Units as to which such Rights Holder accepted as set forth in its respective Member Acceptance Notice or (B) such Rights Holder's Pro Rata Fraction and (ii) second, the balance, if any, not allocated under clause (i) above, shall be allocated to those Rights Holders who within the Member Option Period delivered a Member Acceptance Notice that set forth a number of Offered Units that exceeded their respective Pro Rata Fractions, in each case on a pro rata basis in proportion to the number of Units held by each such Rights Holder up to the amount of such excess. A Rights Holder's "Pro Rata Fraction" shall be equal to the product obtained by multiplying the total number of Remaining Units by a fraction, the numerator of which is the total number of Units owned by such Rights Holder, and the denominator of which is the total number of Units held by all Rights Holders, in each case as of the date of the Offer Notice.

(e)   In the event that the Company and the Rights Holders do not elect to exercise the rights to purchase under this Section 9.05 with respect to all of the Offered Units proposed to be sold, the Transferring Member shall be free to sell all of the Offered Units to the Buyer on the terms and conditions set forth in the Offer Notice, subject to the provisions of Sections 9.03 and 9.06. Promptly after such Transfer, the Transferring Member shall notify the Company, which in turn shall promptly notify all the Rights Holders, of the consummation thereof and shall furnish such evidence of the completion and time of completion of the Transfer and of the terms thereof as may reasonably be requested by the Board. Prior to the effectiveness of any Transfer to a Buyer hereunder, such Buyer shall have agreed in writing to be bound by this Agreement in the same manner as the transferor, and such Buyer shall have all the rights and obligations hereunder as if such Buyer were a Member. If the Transferring Member's sale to a Buyer is not consummated in accordance with the terms of the Proposed Transaction on or before sixty (60) calendar days after the latest of: (i) the expiration of the Company Option Period, (ii) the expiration of the Member Option Period, (iii) the expiration of the CoSale Election Period set forth in Section 9.06 below, if applicable, and (iv) the satisfaction of all governmental approval or filing requirements, the Proposed Transaction shall be deemed to lapse, and any Transfers of Offered Units pursuant to such Proposed Transaction shall be in violation of the provisions of this Agreement unless the Transferring Member sends a new Offer Notice and once again complies with the provisions of this Section 9.05 with respect to such Proposed Transaction.

9.6.   TAG ALONG RIGHTS.

In the event that a Transferring Member entertains an offer to purchase all or any portion of the Units held by such Member from any other Person that is not an Affiliate of such Member that is not subject to Section 9.04, and the Company and/or the Rights Holders do not exercise their rights under Section 9.05 with respect to all of the Units proposed to be so Transferred in connection with any Proposed Transaction, the Transferring Member may Transfer such Units pursuant to and in accordance with the following provisions of this Section 9.06:

(a)   Co-Sale Notice. At least ten (10) days prior to the Proposed Transaction the Transferring Member shall provide notice to all other Members (the "Co-Sale Notice") of the right to participate in the Proposed Transaction on a pro rata basis with the Transferring Member (the "Co-Sale Option"). Such Co-Sale Notice shall include the number and class of Units to be Transferred, the price and other material terms of such Proposed Transaction. To the extent the Members exercise their Co-Sale Option in accordance with this Section 9.06, the number and class of Units that the Transferring Member may Transfer in the Proposed Transaction shall be correspondingly reduced.

(b)   Member Acceptance. Each of the Members shall have the right to exercise its Co-Sale Option by giving written notice of such intent to participate (the "Co-Sale Acceptance Notice") to the Transferring Member within five (5) days after receipt of the Co-Sale Notice (the "Co-Sale Election Period"). Each Co-Sale Acceptance Notice shall indicate the maximum number of Units of the applicable class subject thereto which such Member wishes to sell. Any participating Member shall participate in such transaction at the same price and on substantially the same terms and conditions as the Transferring Member.

(c)   Allocation of Units. Each Member shall have the right to sell a portion of its Units of the same class to be sold by the Transferring Member pursuant to the Proposed Transaction which is equal to or less than the product obtained by multiplying the total number of Units of such class available for sale to the Buyer subject to the Proposed Transaction by a fraction, the *numerator* of which is the total number of Units of such class owned by such Member and the *denominator* of which is the total number of Units or such class held by all Members, including the Transferring Member, as of the date of the Offer Notice.

(d)   Co-Sale Closing. Within ten (10) calendar days after the end of the Co-Sale Election Period, the Transferring Member shall promptly notify each participating Member of the number of Units of each class held by such Member that will be included in the sale and the date on which the Proposed Transaction will be consummated, which shall be no later than the later of (i) thirty (30) calendar days after the end of the Co-Sale Election Period and (ii) the satisfaction of any governmental approval or filing requirements, if any. At the time of consummation of the Proposed Transaction, the Buyer shall remit directly to each participating Member that portion of the sale proceeds to which the participating Member is entitled by reason of its participation with respect thereto. No Units may be purchased by the Buyer from the Transferring Member unless the Buyer simultaneously purchases from the participating Members all of the Units that they have elected to sell pursuant to this Section 9.06.

(e)   Liability of Participating Members. No Member shall be required to make any representations or warranties or to provide any indemnities in connection therewith other than with respect to title to the Units being conveyed and authority and such other customary seller representations (which all selling Members (including the Transferring Member) make).

(f)   Sale to Third Party. Any Units held by a Transferring Member that are the subject of the Proposed Transaction and that the Transferring Member desires to Transfer following compliance with this Section 9.06, may be sold to the Buyer only during the period specified in Section 9.06(d) and only on terms no more favorable to the Transferring Member than those contained in the Offer Notice. Promptly after such Transfer, the Transferring Member shall notify the LLC, which in turn shall promptly notify all the Members, of the consummation thereof and shall furnish such evidence of the completion and time of completion of the Transfer and of the terms thereof as may reasonably be requested by the Board. Prior to the effectiveness of any Transfer to a Buyer hereunder, such Buyer shall have joined this Agreement, and such Buyer shall have all the rights and obligations hereunder as if such Buyer were a Member. In the event that the Proposed Transaction is not consummated within the period required by this Section 9.06 or the Buyer fails timely to remit to each participating Member its respective portion of the sale proceeds, the Proposed Transaction shall be deemed to lapse, and any Transfer of Units pursuant to such Proposed Transaction shall be in violation of the provisions of this Agreement unless the Transferring Member sends a new Offer Notice and once again complies with the provisions of Sections 9.05 and 9.06 with respect to such Proposed Transaction.

9.7. TERMINATION.

The obligations under this Article 9 shall terminate upon the closing of the LLC's (or a Successor Corporation's) first underwritten public offering pursuant to an effective registration statement under the Securities Act (an "IPO").

10.   DISSOLUTION, LIQUIDATION AND TERMINATION

10.1. DISSOLUTION.

The LLC shall dissolve and its affairs shall be wound up upon the first to occur of the following:

        (a)   The written approval of the Board and written consent of a Super Majority Interest;

        (b)   the entry of a decree of judicial dissolution under the Act; or

        (c)   the consolidation or merger of the LLC in which it is not the resulting or surviving entity.

10.2. NOTICE OF DISSOLUTION.

The Board (or the liquidating trustee) shall promptly notify the Members of the dissolution of the LLC.

10.3. LIQUIDATION.

Upon dissolution of the LLC, the Board shall act as its liquidating trustee or the Board may appoint one or more Persons (who may or may not be Members) as liquidating trustee. The liquidating trustee shall proceed diligently to liquidate the LLC, to wind up its affairs and to make final distributions as provided in Section 8.02 and in the Act. The costs of dissolution and liquidation shall be an expense of the LLC. Until final distribution, the liquidating trustee may continue to operate the business and properties of the LLC with all of the power and authority of the Officers. As promptly as possible after dissolution and again after final liquidation, the liquidating trustee shall cause an accounting to be made by a firm of independent public accountants of the LLC's assets, liabilities, operations and liquidating distributions to be given to the Members.

10.4. CERTIFICATE OF CANCELLATION.

Upon completion of the distribution of LLC assets as provided herein, the LLC shall be terminated, and the liquidating trustee (or such other Person or Persons as the Act may require or permit) shall file a Certificate of Cancellation with the Secretary of State of the Commonwealth of Massachusetts under the Act, cancel any other filings made pursuant to Sections 1.01, 1.04 and 1.06, and take such other actions as may be necessary to terminate the existence of the LLC.

11.   GENERAL PROVISIONS

11.1. NOTICES.

Except as expressly set forth to the contrary in this Agreement, all notices, requests, or consents required or permitted to be given under this Agreement must be in writing and shall be deemed to have been given (i) three (3) days after the date mailed by registered or certified mail, addressed to the recipient, with return receipt requested, (ii) upon delivery to the recipient in Person or by courier, (iii) upon receipt of a facsimile transmission by the recipient, or (iv) upon receipt of electronic mail by the recipient. Such notices, requests and consents shall be given (x) to Members at their numbers or addresses on Schedule A, or such other numbers or address as a Member may specify by notice to the LLC or to all of the other Members, and (y) to the LLC at the address of the principal office of LLC specified in Section 1.04. Whenever any notice is required to be given by law, the Certificate or this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

11.2. ENTIRE AGREEMENT.

This Agreement (including the exhibits and schedules hereto) constitutes the entire agreement of the Members and certain other Persons relating to the LLC and supersedes all prior contracts or agreements with respect to the LLC, whether oral or written.

11.3. AMENDMENT OR MODIFICATION.

Except as otherwise specifically provided herein, this Agreement may be amended or modified, and any provision may be waived, from time to time only by a written instrument signed by a Super Majority Interest; *provided*, *however*, that any amendment, modification or waiver that increases the amount any Member is required to contribute to the LLC, increases the liability of any Member for the debts, liabilities or obligations of the LLC, or adversely affects a Member in a manner disproportionate to the effect on other Members shall require such Member's written consent; *provided*, *further*, that any amendment to Section 6.04 or Section 7.03 (or this Section 11.03) that adversely affects the rights and/or obligations of the Investors shall require the consent of a majority in interest of such Investors. For purposes of this Section 11.03, an amendment to this Agreement made in connection with the issuance of Additional Interests in accordance with this Agreement, including any amendment providing for a new series or class of Units that is senior to any existing Units, shall not be deemed to disproportionately adversely affect any Member or class or series of Units.

11.4. REORGANIZATION INTO CORPORATE FORM.

A Super Majority Interest may, at any time and without the vote or consent of the other Members, effect a reorganization of the LLC into a corporation organized under the laws of the Commonwealth of Massachusetts or any other state (a "Successor Corporation") by whatever means the Super Majority Interest deems desirable; *provided*, *however*, that it shall be a condition precedent to such reorganization that in connection with such reorganization, each Unit shall each be converted into the number of shares of the same series of common stock or preferred stock of the Successor Corporation, so that each Member's relative percentage ownership interest of the outstanding capital stock of the Successor Corporation immediately after such reorganization is such Member's relative percentage ownership interest and type of Unit in the LLC immediately prior to such reorganization (giving effect to all rights, preferences and priorities of the Units contemplated herein, as applicable). In such case, all Members shall provide all necessary cooperation, including, without limitation, the execution of any documents or filings that may be required, and no Member shall have any voting rights or veto power over the decision by the Super Majority Interest to so reorganize.

11.5. BINDING EFFECT.

Subject to the restrictions on Transfers set forth in this Agreement, this Agreement is binding on and inures to the benefit of the parties and their respective heirs, legal representatives, successors and assigns.

11.6. GOVERNING LAW; SEVERABILITY.

This Agreement is governed by and shall be construed in accordance with the law of the Commonwealth of Massachusetts, exclusive of its conflict-of-laws principles. In the event of a conflict between the provisions of this Agreement and any provision of the Certificate or the Act, the applicable provision of this Agreement shall control, to the extent permitted by law. If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable to any extent, the remainder of this Agreement and the application of that provision shall be enforced to the fullest extent permitted by law.

11.7. FURTHER ASSURANCES.

In connection with this Agreement and the transactions contemplated hereby, each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and those transactions, as requested by the Board.

11.8. WAIVER OF CERTAIN RIGHTS.

Each Member irrevocably waives any right it may have to maintain any action for dissolution of the LLC or for partition of the property of the LLC. The failure of any Member to insist upon strict performance of a covenant hereunder or of any obligation hereunder, irrespective of the length of time for which such failure continues, shall not be a waiver of such Member's right to demand strict compliance herewith in the future. No consent or waiver, express or implied, to or of any breach or default in the performance of any obligation hereunder, shall constitute a consent or waiver to or of any other breach or default in the performance of the same or any other obligation hereunder.

11.9. INTERPRETATION.

For the purposes of this Agreement, terms not defined in this Agreement shall be defined as provided in the Act; and all nouns, pronouns and verbs used in this Agreement shall be construed as masculine, feminine, neuter, singular, or plural, whichever shall be applicable. Titles or captions of Articles and Sections contained in this Agreement are inserted as a matter of convenience and for reference, and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.

11.10. COUNTERPARTS.

This Agreement may be executed in any number of counterparts with the same effect as if all parties had signed the same document, and all counterparts shall be construed together and shall constitute the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic means shall be effective as delivery of an original executed counterpart of this Agreement.

11.11. THIRD PARTY BENEFICIARIES.

Except as expressly set forth in this Agreement, the provisions of this Agreement are not intended to be for the benefit of any creditor or other Person to whom any debts or obligations are owed by, or who may have any claim against, the LLC or any of its Members, Directors or officers, except for Members or Officers in their capacities as such. Notwithstanding any contrary provision of this Agreement, no such creditor or Person shall obtain any rights under this Agreement or shall, by reason of this Agreement, be permitted to make any claim against the LLC or any Member, Director or Officer.

[Remainder of Page Intentionally Left Blank]

       IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.

                            LLC:

                            GURU.CLUB LLC

                            By: _____
                            Name:
                            Title:

       IN WITNESS WHEREOF, the parties hereto have executed this Agreement under seal as of the date set forth above.

MEMBERS:

SCHEDULE A

Members and Units

(See attached)

SCHEDULE B

Executive Officers and Responsibilities

Name	Office/Role
Sam Malone	Chief Executive Officer
Peter Marathas	Chief Technology Officer
Justin DeVuono	Chief Operating Officer
Joe Malone	Director of Business Development
Peter J. Marathas, Jr.	Secretary

SCHEDULE C

Investors

Kristen Williams Haseotes
Renee Harrison
Nerlens Noel
Sheila Matuskak
Peter Tedeschi
David McCue

Defined Terms

An "*Affiliate*" of any Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with the first mentioned Person. An Affiliate of a collective investment vehicle shall also include any other collective investment vehicle that is managed or advised by the same Person or by an Affiliate of said Person, and any members or partners of such investment vehicle. A Person shall be deemed to control another Person if such first Person possesses directly or indirectly the power to direct, or cause the direction of, the management and policies of the second Person, whether through the ownership of voting securities, by contract or otherwise.

"*Company Business*" means the business of designing, creating, marketing and distributing mobile applications for end users, including applications currently in process focused on providing value to bloggers, vloggers and influencers and their brand.

"*Effective Date*" means January 1, 2018.

"*Expenses*" means all expenses, including attorneys' fees and disbursements, actually and reasonably incurred in defense of a Proceeding or in seeking indemnification under this Agreement, and except for Proceedings by or in the right of the LLC or alleging that an Indemnified Party received an improper personal benefit, any judgments, awards, fines, penalties and reasonable amounts paid in settlement of a Proceeding.

"*Founder(s)*" means each of Justin Devuono, Joseph Malone, Sam Malone and Peter Marathas.

"*Indemnified Party*" includes (i) a Person serving as an Officer of the LLC or in a similar executive capacity appointed by the Board and exercising rights and duties delegated by the Board in accordance with this Agreement, (ii) a Person serving at the request of the LLC as a director, manager, officer, employee or other agent of another organization, (iii) any Person who formerly served in any of the foregoing capacities, and (iv) each Director and his or her Affiliates and related persons.

"*Investors*" means the Members identified on Schedule C attached hereto.

"*Major Investor(s)*" means any Member that contributed at least $50,000 to the capital of the Company.

"*Person*" means an individual, a corporation, a partnership, a joint venture, a trust, an unincorporated organization, a limited liability company, a government and any agency or political subdivision thereof.

"*Prior Agreement*" shall have the meaning ascribed in the introductory paragraph.

"*Proceeding*" means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and any claim which could be the subject of a proceeding.

"*Subsidiary*" or "*Subsidiaries*" means any direct and indirect subsidiaries of the LLC and for purposes of this Agreement.

"*Super Majority Interest*" shall mean, as of any time, the vote, consent or written approval of the Founders holding at least seventy-five percent (75%) of the Units held by the Founders as of such time.

"*Transfer*" means any direct or indirect transfer, donation, sale, assignment, pledge, hypothecation, grant of a security interest in or other disposal or attempted disposal of all or any portion of a security, any interest or rights in a security, or any rights under this Agreement; "***Transferred***" means the accomplishment of a Transfer and "***Transferee***" means the recipient of a Transfer.